Press Release

Veolia Energy acquires Thermal North America, Inc.,

the largest portfolio of district heating and cooling networks in the United States

Paris – 12 June 2007. Veolia Energy has signed an agreement to acquire privately owned Thermal North America, Inc., the largest portfolio of district heating and cooling networks in the United States. The acquisition is based on an enterprise value of USD 788 million. Taking into account the time period for obtaining regulatory approvals, the final completion of the transaction is expected towards the end of the year or beginning of 2008.

“Through this acquisition, Veolia Environnement, which already has a large presence in the United States in our water, transport, and waste management activities, expands its position in the country by becoming a leading player in the energy services market,” said Henri Proglio, Chairman and Chief Executive Officer of Veolia Environnement. “The acquisition of Thermal North America, Inc. gives us the means to accelerate our growth in this market, which is crucial as major changes are starting to take place in US environmental policy. The deal enables Veolia Environnement to achieve critical mass in each of its four businesses, enabling the Group to create powerful synergies within Veolia Environnement North America, whose organization was recently strengthened. It will also increase Veolia Environnement’s North American revenue to around USD 4 billion in 2008.”

Main locations of Thermal North America, Inc.

With projected revenue of USD 425 million in 2007, Thermal North America, Inc., is present in various regional markets acting on the leading edge of environmental stewardship, particularly the Northeast and California. It notably owns and operates heating networks in Boston, Philadelphia, Baltimore, Atlanta, Kansas City, Trenton, St Louis, Oklahoma City and Tulsa and several cooling networks in Las Vegas and Los Angeles. The company employs 450 people and operates 3500 MW of thermal capacity, 520 MW of cooling capacity and 245 MW of electrical capacity. In addition to the distribution of heat and cooling, Thermal North America, Inc. also has power generation (through cogeneration) and comprehensive building management services.

The transaction positions Veolia Environnement in the world’s largest energy services market at a time when higher energy costs and changes in US environmental regulations are expected to create new opportunities.

Veolia Energy’s objective in the United States, is to drive double-digit annual growth in revenue over the next five years by leveraging the company’s expertise in its core business, which is to provide integrated energy solutions that deliver energy savings, promote renewable energy and capitalise on its efforts to reduce greenhouse gas emissions in the relevant markets. The plan involves expanding networks—especially cooling networks, which offer strong potential in city centres—upgrading production plants, and broadening service solutions to current and future customers, such as hospitals, large production plants and big property developments.

The acquisition price is in line with the Group’s usual profitability criteria.

Olivier Barbaroux, Chief Executive Officer of Veolia Energy stated: “This acquisition makes us a major player in energy services in the United States, which will account for 5% of our business in 2008. Building on our experience in Europe, where we are the leader in energy and environmental efficiency services, we are well positioned to respond to the evolving environmental concerns in North America.”

Veolia Energy is already present in North America through Dalkia, which acquired the steam distribution network in Cambridge, Massachusetts in 2005. In February 2006, Dalkia signed a partnership agreement with Gaz Metro to develop district heating networks in Canada. Under the agreement, Dalkia owns and operates Montreal’s district heating network, one of the biggest in North America.

Veolia Energy, through Dalkia, is the leading European provider of energy services to local authorities and businesses. Since its creation, it has focused on energy and environmental optimization. It meets customer expectations by delivering customised, end-to-end solutions to ensure comfortable living and efficient energy supply, including management of heating systems and energy and industrial fluid production facilities, energy plant engineering and maintenance services, technical services for commercial and industrial building operation, and global building management services. With 48,800 employees in 38 countries, Dalkia reported managed revenue of €6.1 billion in 2006.

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

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US Investors: Brian Sullivan – Tel (630) 371-2749

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